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11016184

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2011
WASH, D.C.
200

SEC FILE NUMBER
8-50930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IAM Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Iridian Asset Management LLC, 276 Post Road West
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lane S. Bucklan 203-341-9053
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Banker Associates, P.C.
(Name – *if individual, state last, first, middle name*)

5 Hillside Avenue	Tenafly	NJ	07670
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lane S. Bucklan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IAM Capital Corporation, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Compliance Officer

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Banker Associates PC

CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
IAM Capital Corporation
Westport, Connecticut

In planning and performing our audit of the financial statements of IAM Capital Corporation (the Company), for the year ended December 31, 2010, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

5 Hillside Avenue, Tenafly, New Jersey 07670 T: 201-871-1363 F: 201-569-6915

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Banker Associates, P.C.

Banker Associates, PC
February 15, 2011

IAM CAPITAL CORPORATION

REPORT ON FINANCIAL STATEMENTS
(WITH SUPPLEMENTARY INFORMATION)

DECEMBER 31, 2010

IAM CAPITAL CORPORATION

DECEMBER 31, 2010

CONTENTS

Banker Associates PC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Shareholder of
IAM Capital Corporation
Westport, Connecticut

We have audited the accompanying statement of financial condition of IAM Capital Corporation as of December 31, 2010 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IAM Capital Corporation as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Banker Associates, P.C.

February 15, 2011

5 Hillside Avenue, Tenafly, New Jersey 07670 T: 201-871-1363 F: 201-569-6915

IAM CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Current assets:	
Cash	$ 10,731
Total assets	$ 10,731

STOCKHOLDER'S EQUITY

Stockholder's equity:	
Common stock, no par value, 100 shares authorized, issued and outstanding	$ 100
Paid-in capital	84,900
Deficit	(74,269)
Total stockholder's equity	$ 10,731

See notes to financial statements.

IAM CAPITAL CORPORATION

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2010

Income:	
Interest income	$ 29
Expenses:	
Regulatory fees and expenses	5,456
General and administrative expenses	10,034
	15,490
Net (loss) before provision for taxes	(15,461)
Provision for taxes (Note 2)	250
Net (loss)	$ (15,711)

See notes to financial statements.

IAM CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2010

	Common Stock	Paid-in Captal	(Deficit)	Total
Balance - December 31, 2009	$ 100	$ 84,900	$ (58,558)	$ 26,442
Net (loss)	-	-	(15,711)	(15,711)
Balance - December 31, 2010	$ 100	$ 84,900	$ (74,269)	$ 10,731

See notes to financial statements.

IAM CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net (loss)	$ (15,711)
Decrease in cash	(15,711)
Cash - beginning of year	26,442
Cash - end of year	$ 10,731
Supplementary disclosure of cash flow data:	
Income taxes paid	$ 500
Interest paid	$ -

See notes to financial statements.

NOTE 1: Summary of Significant Accounting Policies

Organization and Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Iridian Asset Management LLC.

Income taxes

The Company accounts for income taxes under the asset and liability method required by Statement of FASB ASC Topic 740 - Income Taxes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: Income Taxes

Taxes are provided for the state minimum tax. The Company has net operating loss carryforwards of $74,554 and $63,802 for federal and state tax purposes respectively. These carryforwards are available to offset future taxable income until they begin to expire in 2020. A valuation allowance equal to the deferred tax asset associated with these losses is established due to the uncertainty regarding the realization of future carry-forward benefits.

NOTE 3: Related Party Transactions

Included in general and administrative expenses is $1,440 paid to the Company's parent.

NOTE 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2010, the Company had net capital of $10,731, which was $5,731 in excess of its required net capital of $5,000.

NOTE 5: Subsequent Events

Management has evaluated subsequent events through February 15, 2011, the date on which the financial statements were available to be issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

Banker Associates PC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Shareholder of
IAM Capital Corporation
Westport, Connecticut

We have audited the accompanying financial statements of IAM Capital Corporation as of December 31, 2010 and for the year then ended, and have issued our report thereon dated February 15, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Banker Associates, P.C.

February 15, 2011

5 Hillside Avenue, Tenafly, New Jersey 07670 T: 201-871-1363 F: 201-569-6915

IAM CAPITAL CORPORATION

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

Net capital	
Total stockholder's equity qualified for net capital, net capital	$ 10,731
Computation of basic net capital requirement Minimum net capital required	$ 5,000
Excess net capital	$ 5,731
Excess net capital at 1,000%	$ 10,731

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2010):

There are no differences between the Company's computation of net capital and the focus report.